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                                                                    EXHIBIT 5.1


August 29, 2001


Vineyard National Bancorp
9590 Foothill Boulevard
Rancho Cucamonga, CA 91730

Attn: Norman Morales, President

Dear Mr. Morales:

This opinion is furnished to you in connection with a registration statement on Form S-2 (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, by Vineyard National Bancorp ("Vineyard") for the registration of Convertible Subordinated Debentures ("Debentures") due June 30, 2008 in the total principal amount of $3,750,000 in units of $25,000 with interest on principal of 10% per annum, and the shares of Vineyard's common stock, no par value (the "Shares") issuable upon conversion of the Debentures (the Shares and Debentures are referred to together as the "Securities"). The Securities are being registered on behalf of the holders of the Debentures.

We have acted as counsel for Vineyard connection with the preparation and issuance of the Debentures. For purposes of our opinion, we have examined the Trust Indenture, Debenture form, the Debenture Transfer form, and such other documents as we have deemed necessary to render this opinion ("Debenture documents").

In rendering the opinions described below, we have relied upon the following specific assumptions which we believe to be true, the accuracy of which we have not independently verified:

     1. Other than the Debenture documents, there are no other documents that would expand or modify the obligation of Vineyard or that would have any effect on the opinions rendered below.

     2. The Debenture documents were duly and timely issued by Vineyard.

     3. The issuing of the Debentures was fully compliant with and was not in violation of any law, rule, or regulation to which Vineyard is subject. Vineyard is (a) duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation; (b) Vineyard has all requisite power and authority to carry on its business as now conducted, and to enter into this transaction and perform its obligations; (c) Vineyard is duly qualified to do business in California.

     4. Any documents submitted to us as copies were conformed to the originals.



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     5. The signatures on all documents executed by Vineyard were genuine. As to the documents executed by parties other than Vineyard, those documents were duly executed and delivered pursuant to appropriate authorization and those documents are enforceable against the other parties in accordance with their respective terms.

     6. There is no pending or threatened action, suit, investigation or proceeding against Vineyard before any court, arbitrator or administrative or governmental body which is likely to have a materially adverse effect on the operations of Vineyard or the ability of Vineyard to comply with its obligations under the Trust Indenture and the Debentures, or in connection with the transactions contemplated thereby.

Based upon the foregoing, and to our current and actual personal knowledge, we are of the opinion, under existing law, as follows:

         A. The Debentures being registered have been duly authorized, and are validly issued, fully paid and non-assessable. The Debentures constitute valid and binding obligations of Vineyard, enforceable against Vineyard in accordance with their terms, except as such enforcement is subject to any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium, or other laws relating to or affecting creditors' rights generally.

         B. The shares of Vineyard's common stock when issued upon conversion of the Debentures, will be duly authorized, validly issued, and fully paid and nonassessable.

Our opinion is subject to the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law). We express no opinion as to the availability of the remedies of specific performance, injunctive relief, or any other equitable remedy, all of which are subject to limitations imposed by California law and to the discretion of the court in which those proceedings may be brought.

We advise you that a court might not enforce certain covenants or allow the enforcement of obligations if it concludes that this enforcement would be unreasonable or has not been undertaken in good faith under the then existing circumstances. We express no opinions regarding the enforceability of provisions directly or indirectly waiving: stated rights, defenses, limitations, powers, or privileges; statutory rights, defenses, limitations, powers, or privileges; unknown future rights, defenses, limitations, powers, or privileges, including but not limited to, guarantor waivers of any rights, defenses, and limitations; the enforceability of provisions to the effect that rights or remedies are not exclusive, but every right or remedy is cumulative and may be exercised in addition to or with any other right or remedy; or that the election of, or delay in exercising, some particular remedy or remedies does not preclude recourse to one or more others, or the enforceability of non-liability clauses.



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The above opinions are limited to the matters stated and no opinion may be inferred or implied beyond the matters expressly stated. In the above opinions, phrases such as "to our current and actual personal knowledge" and other phrases with other similar wording, refer to the actual conscious awareness of information by the lawyers of this firm who have prepared this opinion or who have been actively involved in advising Vineyard in connection with this transaction. We have not undertaken any independent investigation to determine the accuracy of the factual representations, and any limited enquiry taken by us during the preparation of this letter should not be regarded as such an investigation.

We are licensed to practice law only in the State of California, except to the extent that we comment on the possible effect of federal securities laws and federal bankruptcy laws, we are opining only as to the validity of the Securities under the laws of the State of California.

This opinion is rendered as of the date of this letter and we express no opinions as to circumstances or events that may occur subsequent to the date of this letter. We disclaim any undertaking to advise you of changes of law or fact which may affect the continued correctness of our opinions as of any date after the date of this letter.

The undersigned, understands that this opinion is to be used in connection with the Registration Statement, and consents to the filing of this opinion as an exhibit to the Registration Statement, and to the use of his name in the related Prospectus under the caption "Validity of Securities."

Very truly yours,


BUXBAUM & CHAKMAK
A Law Corporation


/s/ David A. Buxbaum
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